Exhibit 99.4
ASML 2007 Second Quarter Results Product breakthroughs reinforce market leadership order intake set to rise July 18, 2007

Safe Harbor "Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, the prevailing market price for ASML shares, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

Agenda ASML overview Immersion Financial performance Financial summary Outlook

ASML overview The world's leading supplier of lithography equipment Key facts: Headquarters: Veldhoven, the Netherlands Revenue 2006 ~ €3.6 B Market cap ~ €10 B Employees Q2 '07 ~ 6200 Employees Q2 '07 ~ 6200 Employees Q2 '07 ~ 6200 Employees Q2 '07 ~ 6200 Employees Q2 '07 ~ 6200 Employees Q2 '07 ~ 6200 Employees Q2 '07 ~ 6200 Employees Q2 '07 ~ 6200 Employees Q2 '07 ~ 6200 Ranked in the top 3 for customer satisfaction for the 5th consecutive year

Immersion

First TWINSCAN XT:1900i shipped on schedule early July First tool in the world capable of printing features below 40 nm in volume production in volume production in volume production

TWINSCAN XT:1900i

- Significant volume ramp of TWINSCAN XT:1900i
- Tool performance meeting full specification including imaging, overlay and productivity resulting in immediate customer sign-off
- Capable of imaging 36.5 nm features
- Superior overlay performance, champion data of 4.6 nm over a 3 day period
- Resolution results on typical Nand flash structures at full production productivity of 131 wafers per hour


40nm
Focus:
-50nm
-20nm
0
+20nm
+40nm
38nm
Focus:
-50nm
-20nm
0
+20nm
+40nm

- NA = 1.35
- Dipole-X-35 $\sigma = 0.82/0.97$
- Y Polarization
- 6% Att PSM mask

/ Slide 7

Over 2 Million wafers processed on ASML immersion systems with steep production ramp since April 2007 systems with steep production ramp since April 2007 systems with steep production ramp since April 2007 Wafers exposed on ASML immersion equipment

KrF ArF dry ArF wet I line East 15 37 42 6 West North Immersion leadership continues 25 immersion machines in backlog valued at € 728 M or 42% of total backlog Received repeat orders from major Japanese customers including multiple XT:1900i machines ASML plans to ship about 35 immersion machines in 2007 Backlog in value i-line 6% KrF 15% ArF dry 37 % ArF Immersion is 42% of backlog

Financial performance

Strong business performance Strong Q1 and Q2 top line revenue Solid margin performance with gross margin 41.1%, operating margin 22.2% in Q2 Cash generation from operations € 260 M in Q2 Continued market share gains in targeted areas Solid mid year backlog with short delivery times Robust results in difficult market circumstances Confirming revenue growth expectation 2007

Capacity expansion in Veldhoven under construction Building expansion on schedule - ready for volume manufacturing by mid 2008 manufacturing by mid 2008 manufacturing by mid 2008

Improving shareholder value Capital structure optimization Successful offering of € 600 M Inaugural Euro bond Upgraded to "Investment Grade" by rating agencies Capital repayment program approved by shareholders ASML will return € 960 million to shareholders (€ 2.04 per share) in combination with a reverse stock split 8 for 9 shares Amount of outstanding shares to be reduced by 11% to approx. 418 million after the transaction ASML will maintain a gross cash liquidity buffer of € 1,000 M to € 1,500 M and will return excess cash to shareholders

Financial summary

2003 2004 2005 2006 2007 Q1 318 453 685 629 960 Q2 329 616 763 942 935 Q3 370 611 533 958 Q4 526 785 548 1065 Total revenues M€ 526 370 329 318 785 611 616 453 548 533 763 685 629 1,543 2,465 2,529 942 958 1068 3,597 960 935

Revenue breakdown in value: Q2 2007 Type Technology TWINSCAN 93% Other systems 7% Region End-use Foundry 21% Memory 64% IDM 15% KrF 31% i-line 10% Others TWINSCAN Stp 7 93 West North Memory Foundry IDM R&D East 64 21 15 5 West North KrF ArF dry ArF I line East 31 0 59 10 West North ROW U.S.A Europe Taiwan Korea China Japan Stp 6 18 3 33 28 12 0 West North USA 18% Taiwan 33% Korea 28% China 12% Europe 3% Row 6% Units TWINSCAN Others 58 11 ArF KrF i-line 24 25 20 Numbers have been rounded for readers' convenience ArF 59%

Profit & Loss statement M€ Numbers have been rounded for readers' convenience * Excluding one-off charge for Brion of € 23 million, operating income is € 220 million or 22.9% of sales

Key financial trends 2006 - 2007 Numbers have been rounded for readers' convenience

Cash flow M€ Numbers have been rounded for readers' convenience

Balance sheet as of July 1, 2007 M€ Numbers have been rounded for readers' convenience

Backlog as of July 1, 2007 84 % of backlog or € 1,458 million carry Q3 + Q4 2007 shipment dates Q2 net bookings of 30 systems with a value of € 399 million including 22 new tools with an ASP of € 16.9 million Note: Due to possible customer changes in delivery schedules and to cancellation of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period New Systems Used Systems Total Systems Backlog M€ 1,718 M€ 27 M€ 1,745 M€ 16.7 M€ 4.4 M€ 16.0 Backlog Backlog 103 109 Units Value ASP Numbers have been rounded for readers' convenience 6

Backlog: litho units and value Backlog Jan 03 Mar 03 Jul 03 Oct 03 Jan 04 Apr 04 Jul 04 Oct 04 Jan 05 Apr 05 Jul 05 Oct 05 Jan 06 Apr 06 Jul 06 Oct 06 Jan 07 Apr 07 Jul 07 Used systems 103 93 62 91 124 163 174 183 131 107 80 87 95 106 127 151 163 148 109 Backlog value 1030 870 678 859 993 1357 1800 2053 1691 1377 987 1245 1434 1596 1830 2126 2146 2163 1745 New systems 100 87 56 80 103 135 147 162 119 92 67 77 86 94 114 143 153 146 103 Backlog value M€ Backlog units

Backlog lithography in value per July 1, 2007 Total value € 1,745 million Type Technology TWINSCAN 97% Other systems 3% i-line 6% ArF immersion 42 % Region End-use Foundry 13% Memory 50% IDM 37% KrF 15% ArF dry 37 % Numbers have been rounded for readers' convenience KrF ArF dry ArF wet I line East 15 37 42 6 West North Steppers Others TWINSCAN Stp 0 3 97 West North Memory IDM Foundry R&D East 50 37 13 0 West North Singapore U.S.A Europe Taiwan Korea Other Japan Stp 0 31 17 26 11 5 10 West North USA 31% Taiwan 26% Korea 11% Other 5% Europe 17% Japan 10%

Outlook

Q3 2007 outlook ASML expects to ship 59 systems ASP for new + refurbished systems expected to be € 13.8 million Gross margin between 40 - 41% R&D is expected at € 120 million net of credit SG&A will remain at € 56 million

Market conditions Overcapacity in memory segment peaked in Q2 Our global capacity utilization model anticipates supply/demand balance by Q4 2007 in the memory segment Low prices of memory chips stimulate DRAM unit sales Memory prices stabilize / improve Receiving capacity expansion inquiries from memory sector following DRAM price recovery Seeing increasing demand for immersion capacity anticipating 4x nm production in Flash memory and 5x nm production in DRAM

Market conditions - continued 300 mm foundry utilization bottomed in Q1 and is trending upwards Shortage seen in 200 mm foundry production capacity Foundry backlog dropped to 13% of total backlog Foundry tool options in place providing one quarter delivery time for quick capacity additions Continued stable ordering by IDM customers

2007 Outlook Order intake set to rise from Q2

Commitment